Exhibit 99.1
NEWS

Connecticut Water Files for Regulatory Approval
to Acquire The Heritage Village Water Company

Clinton, Connecticut, July 8, 2016 – Connecticut Water Service, Inc. (CTWS) announced today that on July 7, 2016, it filed its application with the Connecticut Public Utilities Regulatory Authority (PURA) for approval to acquire The Heritage Village Water Company (HVWC).
CTWS, through its wholly owned regulated water utility in Connecticut, Connecticut Water Company (CWC), currently serves 92,000 customers in 56 communities across the state. One of CWC’s water systems in the nearby Central Naugatuck River Valley serves approximately 10,000 customers in the communities of Beacon Falls, Bethany, Middlebury, Naugatuck, Prospect, and Waterbury – and is already interconnected with the HVWC system in Middlebury. HVWC serves 4,700 water and 3,000 wastewater customers in Southbury, Middlebury, and Oxford, Connecticut. HVWC would be a sister company to CWC.
Eric Thornburg, President and CEO of Connecticut Water commented, “Connecticut Water is well positioned to serve the community, as we have an understanding of complex water system operations and regulations and have direct knowledge of the Heritage Village system, having been its contract operator for more than a decade.” CWC has a team of professionals and in-house capabilities in water quality, treatment, operations, engineering, customer service, finance, and other support functions. Thornburg further noted, “We have the financial resources and ready access to capital to support the operations and make investments in the HVWC water system infrastructure over time, as needed, without adding costs to the community or competing for taxpayer dollars.” As a private water company, HVWC paid a total of $385,000 in local taxes to the communities of Southbury, Middlebury and Oxford for 2015.

Connecticut Water recognizes the importance of the Pomperaug River and will be a good steward of that natural resource. It is uniquely positioned to provide operational flexibility and opportunities to adjust the use of sources to reduce the pressure on the Pomperaug River. The application states that if CTWS owns HVWC and serves HVWC, it will make available up to 0.5 million gallons of water per day to HVWC’s customers through the existing interconnection to meet the long-term water needs of customers of both systems and satisfy system demands in an environmentally sound manner. CWC further notes its record of promoting conservation among their customers and their interest in driving conservation with the HVWC customers to help protect the local water resources.
Thornburg further explained, “Connecticut Water also has a strong focus and team dedicated to delivering excellent customer service. We have several customer programs in place that will be extended to enhance the level of service for the HVWC customers."
Since 1986, CWC has acquired 58 small water systems serving approximately 14,000 customers. These systems ranged in size from fewer than 250 customers to 5,400 customers. These systems have all been effectively integrated into CWC and are delivering world class customer service and operating in compliance with state and federal water quality standards. As part of a larger, regional company, HVWC customers will benefit from Connecticut Water’s size and presence that provides for operational efficiencies, purchasing power, and other economies of scale that ultimately drive cost savings.
Thornburg concluded, “While only about one-third of the residents of Southbury are served by the HVWC system, any decisions about the company and its ownership can affect the entire community. We want to be sure residents and local leaders are informed about how we plan to serve the community and we stand ready to answer any questions you may have. We have a website to provide updated information at www.HeritageVillageWater.com.”

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About Connecticut Water
Connecticut Water (or The Connecticut Water Company) is a regulated public water utility subsidiary of Connecticut Water Service, Inc. (NASDAQ:CTWS). Connecticut Water serves about 92,000 customers, or more than 315,000 people, in the state of Connecticut. Other CTWS subsidiaries include the Maine Water Company in Maine.
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This news release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s results of operation, financial position and long-term strategy. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties discussed in our filings with the Securities and Exchange Commission, which could cause the Company’s actual results to differ materially from expected results. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

News media contact:

Daniel J Meaney, APR,
Director of Corporate Communications
Connecticut Water Service, Inc.
93 West Main Street, Clinton, CT 06413-1600
(860) 664-6016